SEC Mail Processing Section

JUN - 1 2009

Washington, DC 100

09059387

S[illegible] [illegible]OMMISSION

[illegible] [illegible]EPORT
FORM X-17 A-5
PART III

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SEC FILE NUMBER
8-66600

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 3/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SPARX SECURITIES, USA, LLC**

OFFICIAL USE ONLY

FIRM I.D. NO. 132501

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 MADISON AVENUE, 24TH FLOOR
(No. and Street)

NEW YORK	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KINFAI (LEO) LO **(212) 452-5025**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN AND COMPANY LLP
(Name - if individual, state last. first. middle name)

529 Fifth Avenue, 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

6/9

OATH OR AFFIRMATION

I, Evan Gartenlaub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SPARX SECURITIES, USA, LLC**, as of **March 31, 2009** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Kinfai Lo
Notary Public, State of New York
Registration #01LO5026774
Qualified In Kings County
My Commission Expires April 25, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

SPARX SECURITIES, USA, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2009

SPARX SECURITIES, USA, LLC
(A Limited Liability Company)
MARCH 31, 2009

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
SPARX Securities, USA, LLC

We have audited the accompanying statement of financial condition of SPARX Securities, USA, LLC (a limited liability company) (the "Company") as of March 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SPARX Securities, USA, LLC as of March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As more fully disclosed in Note 1, the Company intends to cease operations on or about June 30, 2009.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

May 20, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

SPARX SECURITIES, USA, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2009

ASSETS (NOTE 1)

Cash and cash equivalents	$	358,137
Prepaid expenses and other assets		23,489
TOTAL ASSETS	$	381,626

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	10,000
Due to member		52,555
Total liabilities		62,555
Commitments and contingencies (Note 5)		
Member's equity		319,071
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	381,626

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION

SPARX Securities, USA, LLC (the "Company") is a registered broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a single-member limited liability company. SPARX Investment & Research, USA, Inc. ("SIR" or the "Parent"), an SEC-registered investment advisor, is the sole managing member of the Company. SIR is a wholly-owned subsidiary of SPARX Group Co., Ltd., which is a Japanese asset management company that is publicly listed on the Japan Association of Securities Dealers Automated Quotations System ("JASDAQ"). The Company sponsored and offered proprietary funds sponsored by it or affiliated companies. The proprietary funds included two private investment funds and the SPARX Asia Funds, a family of mutual funds registered under the Investment Company Act of 1940. These funds were offered through the Company solely to institutional and high net worth investors. The Parent ceased selling the two private investment funds on July 31, 2008.

The Company's management intends to cease the Company's operations on or about June 30, 2009. The Company is in the process of making formal notification of such to FINRA.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

Client Service Fees

Fee income is recognized in the period such services are provided.

Income Taxes

The Company is a single-member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's assets, liabilities and items of income, deductions, and tax credits are included in the tax returns of the member, who is responsible for any taxes thereon. The Company records its allocated portion of SIR's corporation income tax liability or tax benefit.

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain Tax Positions

In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the accompanying financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of March 31, 2009, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

Fair Value of Financial Instruments

On January 1, 2008, the Company adopted the provisions of SFAS No. 157, "Fair Value Measurements," for financial assets and financial liabilities. In accordance with FSP No. SFAS 157-2, "Effective Date of FASB Statement No. 157," the Company will delay application of SFAS No. 157 for non-financial assets and non-financial liabilities until its fiscal year beginning April 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements.

Change in Fiscal Year

The Company changed its fiscal year from December 31 to March 31 in order to align its financial statement year-end with that of the Parent.

NOTE 3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company adopted SFAS No. 157 effective January 1, 2008, for all of its financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis (at least annually). To increase consistency and comparability in fair value measurements, SFAS No. 157 establishes a fair value hierarchy based on the inputs used in valuation techniques. There are three levels to the fair value hierarchy of inputs to fair value, as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access.

NOTE 3. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions market participants would use in pricing the investments.

As of March 31, 2009, the Company had investments in money market funds of $358,137, which are included in cash and cash equivalents in the accompanying statement of financial condition classified as Level 1, and no financial assets or liabilities in the Level 2 or 3 hierarchy.

NOTE 4. CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company maintains its cash and cash equivalents at one financial institution in amounts that may exceed the FDIC's insurance limits.

NOTE 5. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 times net capital. Net capital and aggregate indebtedness change from day to day. At March 31, 2009, the Company had net capital of approximately $288,000, and the required net capital was $5,000. Also, at March 31, 2009, the Company's ratio of aggregate indebtedness to net capital was approximately 22%.